Exhibit 99.1

Enerplus Releases its 2022 ESG Report

CALGARY, AB, June 22, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced the release of its 2022 ESG report, which provides an update on its environmental, social and governance ("ESG") initiatives. Enerplus continues to prioritize ESG focus areas that have the greatest financial impact, or which are operationally important to the organization in reducing risk, enhancing long-term business resilience and profitability, and supporting access to capital. Enerplus' board of directors continues to be actively engaged in the Company's approach to managing ESG issues under a governance framework that provides clear oversight and accountability. The 2022 ESG report is available on Enerplus' website at www.enerplus.com.

Highlights of the 2022 ESG report are provided below.

HEALTH & SAFETY

  Achieved zero lost time injuries in 2021 and a company record of 116 consecutive incident free days
  Meaningful progress on safety initiatives with achievement of a two-year average lost time injury frequency reduction of 80%, compared to the 2019 baseline

GREENHOUSE GAS EMISSIONS MANAGEMENT

  Reduced methane emissions intensity by 35% in 2021, compared to the 2019 baseline, through the deployment of air-driven pneumatic controllers and improved facility designs
  New mid-term and longer-term methane emissions intensity reduction targets of 30% by 2025 and 50% by 2030, compared to a 2021 baseline
  Reduced scope 1 and 2 greenhouse gas ("GHG") emissions intensity by 25% in 2021, compared to the 2019 baseline, through the Company's methane reduction initiatives, the installation of vapor recovery units, and operational optimizations
  Rebased the 2030 scope 1 and 2 GHG emissions intensity reduction target to 2021 (from 2019) to reflect the impact of recent acquisitions. This has resulted in an update to the Company's reduction target to 35% (from 50%), which represents a greater intensity reduction, equating to 21.5 KG/BOE by 2030, compared to 22.5 KG/BOE previously.

WATER MANAGEMENT

  Reduced freshwater use per well completion in North Dakota by 31% in 2021, compared to the 2019 baseline, by recycling produced formation water in several well fracturing operations, displacing the need for freshwater
  Continuing to work towards a longer-term target of using 50% or greater of produced water per well completion corporately by 2025

In addition to the targets and initiatives highlighted above, Enerplus has established goals and objectives across its other material ESG focus areas which are discussed in detail within the report. The report also details emerging focus areas that have the potential to be material to the organization and other areas which the Company continues to actively manage.

Enerplus' report has been prepared in accordance with the SASB Oil & Gas – Exploration & Production Standard materiality map and the GRI Standards: Core option. The report has also been prepared in alignment with the International Petroleum Industry Environmental Conservation Association's (IPIECA) Oil and Gas industry guidance on voluntary sustainability reporting (a joint publication with the American Petroleum Institute and the International Association of Oil & Gas Producers). Enerplus' second TCFD Aligned Reporting Table will be published in conjunction with this report. Enerplus engaged an independent auditor to review select metrics within the report and received limited assurance for select environmental, safety and production metrics one year ahead of its target.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation regarding current expectations, estimates and projections about the future, based on certain assumptions made by Enerplus in light of its experience and perception of historical trends. Although Enerplus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Forward-looking information in this document includes statements about pursuing and achieving targets, commitments and ambitions for Enerplus' ESG focus areas and, in particular and without limiting the generality of the foregoing, Enerplus' current plans and 2030 GHG emissions intensity targets, including its 2025 and 2030 methane reduction targets, and its expectation regarding its 2025 target for use of produced water in Enerplus' well completions, and Enerplus' ability to achieve its targets, goals and objectives.

The forward-looking information contained in this press release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: in respect of Enerplus' emissions intensity reduction targets and its use of produced water in its wells completions; Enerplus' ability to conduct its operations and achieve results of operations as anticipated, including in respect of effectiveness of its operational planning pertaining to its flaring; the successful implementation of Enerplus' proposed or potential strategies and plans to reduce GHG emissions and freshwater use; projected capital investment levels, the flexibility of Enerplus' capital spending plans and the associated source of funding; Enerplus' ability to otherwise access and implement all technology necessary to achieve its current and future GHG and methane emissions and freshwater usage reduction targets, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; Enerplus' ability to otherwise access and implement all technology necessary to achieve its targets, commitments and initiatives, continuing collaboration with certain regulatory and environmental groups; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements; availability of third party services; and the extent of its liabilities.

The forward-looking information included in this press release involves known and unknown risks, uncertainties and other factors including, without limitation: Enerplus' ability to develop, access or implement some or all of the technology necessary to efficiently and effectively operate assets and achieve expected future results, including in respect of GHG and methane emissions reduction targets and freshwater use reduction targets; the development and execution of implementing strategies to meet Enerplus' targets; impediments generally to Enerplus' operations in respect of Enerplus meeting its targets and commitments as they relate to its ESG focus areas; continued instability, or further deterioration, in global economic and market environment, including from COVID-19, inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in the 2022 ESG Report, its most recent quarterly management's discussion and analysis and its annual information form, management's discussion and analysis, and Form 40-F at December 31, 2021).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

For further information, including financial and operating results and the most recent corporate presentation, please visit www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2022/22/c5639.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 18:00e 22-JUN-22